UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
    (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-1402
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc. 22801 St. Clair Avenue Cleveland, Ohio 44117-1199

Exhibit
SIGNATURE
EX-23

Financial Statements and Schedule
The Lincoln Electric Company Employee Savings Plan
December 31, 2007 and 2006
Plan Sponsor and Administrator
The Lincoln Electric Company
Cleveland, Ohio 44117
(216) 481-8100
Employer Identification Number: 34-0359955

Report of Independent Registered Public Accounting Firm
Plan Administrator
The Lincoln Electric Company
  Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 25, 2008

The Lincoln Electric Company

Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Cash (non-interest bearing)	$—	$82,120
Investments, at fair value	264,621,489	228,615,943
Receivables:
Participant contributions receivable	362,869	340,769
Employer contributions receivable	427,000	390,314
Investment income receivable	290,471	249,147

Total receivables	1,080,340	980,230

Total assets	265,701,829	229,678,293

Liabilities
Benefit claims payable	381,205	239,243
Corrective distributions payable	205,218	—

Total liabilities	586,423	239,243

Net assets available for benefits at fair value	$265,115,406	$229,439,050

Adjustment from fair value to contract value for fully benefit responsive investment contract	253,319	216,463

Net assets available for benefits	$265,368,725	$229,655,513

See notes to these financial statements.

The Lincoln Electric Company
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

Additions
Interest and dividends	$15,934,068
Contributions:
Participants	12,440,976
Employer	7,169,418
Net appreciation in fair value of investments	12,881,509

Total additions	48,425,971

Deductions
Participant withdrawals	12,507,541
Corrective distributions	205,218

Total deductions	12,712,759

Net increase	35,713,212

Net assets available for benefits at beginning of year	229,655,513

Net assets available for benefits at end of year	$265,368,725

See notes to these financial statements.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of Plan
The following description of The Lincoln Electric Company Employee Savings Plan (as amended, the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (the Company), as defined by the Plan. The Plan provides that employees will be eligible for participation in the Plan following six months of full time employment or 1,000 hours in any year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions and Vesting
Participant Contributions
Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($15,500 for 2007 and $15,000 for 2006). Participants are immediately vested in their contributions plus actual earnings thereon. Participants have the right to direct Fidelity Management Trust Company (the Trustee) to invest contributions in any one fund or in a combination of funds in 1% increments.
The plan is subjected to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, tests are performed to provide a limit on the amount of benefits provided to highly compensated employees. Under the test, the average salary deferrals of the highly compensated employees and non-highly compensated employees are calculated and compared on an annual basis based on the plan year. Each employee’s deferral percentage is the percentage of compensation that has been deferred, pre-tax, to the 401(k) plan. The deferral percentages of the highly compensated employees and non-highly compensated employees are then averaged to determine the actual deferral percentage of each group. To pass the test, the actual deferral percentage of the highly compensated employees group may not exceed the actual deferral percentage for the non-highly compensated employees group by 1.25 percent or 2 percentage points. As a result, certain participants who are highly compensated employees may have a portion of their contributions refunded to them after the end of the Plan year.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
Company Match
The Company contributes 35% of the first 6% of compensation contributed by certain participants to the Plan. Matching contributions are made monthly and are 100% vested after an employee has attained three years of service. The Company match is discretionary and can be suspended or terminated at any time. The amount of the Company match was $2,775,938 for 2007. Company match contributions are invested in the same manner as participant contributions.
FSP Program
The Plan provides a Financial Security Program (FSP) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997. Participants in the FSP program receive a Company contribution to the Plan of 2% of their base pay, in which they become 100% vested after attaining three years of service. In 2006, the Company amended the Plan to offer employees enhanced FSP benefits (FSP Plus). This amendment was adopted in July 2006. Eligible employees hired on or after January 1, 2006 will receive FSP Plus benefits under the Plan, but will not be eligible to participate in the Company’s defined benefit plan. Those eligible employees hired prior to January 1, 2006 either remained under the Company’s existing retirement programs, which includes both benefits under the Plan and the Company’s defined benefit plan, or made an irrevocable election to switch to the new program that provides the FSP Plus feature while earning a reduced benefit from the Company’s defined benefit plan. The Company began making contributions to the FSP Plus program to eligible employees on July 16, 2006 as follows:

FSP Plus
Company
Years of	Contribution
Service	(% of base pay)
1	4%
5	5%
10	6%
15	7%
20	8%
25	10%
The amount of FSP and FSP Plus contributions were $4,393,480 in 2007. FSP and FSP Plus contributions are invested in the same manner as participant contributions.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. Forfeited amounts were $230,934 in 2007. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding FSP and FSP Plus contributions. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin no later than April 1 of the calendar year following the calendar year in which age 70-1/2 is attained or the calendar year in which the participant is terminated. A participant or beneficiary may elect to receive the portion of their distribution which is attributable to their interest in the Company Common Stock Fund in the form of whole shares with any fractional shares paid in cash or all in cash.
Plan Termination
The Company has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The units of registered investment companies are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. The Common Shares of the Company are valued at the last reported sales price on the last business day of the plan year. The common/collective trust debt securities are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded or securities are valued on the basis of information provided by a pricing service. The participant loans are valued at their balances outstanding, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Administrative Expenses
All costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company in 2007.
Reclassification
Certain prior year amounts have been reclassified to conform to current year presentation.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
3. Investments
During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation in
Fair Value of
Investments
Units of registered investment companies	$1,347,812
Lincoln Electric Holdings, Inc. Common Shares	11,533,697

$12,881,509

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2007 and 2006 are as follows:

	2007	2006
Lincoln Electric Holdings, Inc. Common Shares	$78,913,707	$64,752,356
Fidelity Diversified International Fund	26,959,831	23,095,064
Dodge & Cox Balanced Fund	23,527,642	23,587,541
Fidelity Managed Income Portfolio	21,888,713	21,753,573
Fidelity Blue Chip Growth Fund	19,939,745	18,355,699
Spartan US Equity Index Fund	16,154,296	15,451,667
Neuberger Berman Genesis Trust Fund	13,459,412	10,296,417	*
Artisan Mid Cap Fund	13,617,477	10,767,551	*
American EuroPacific Growth Fund	13,345,585	10,580,099	*

*	Below 5% threshold.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
Party-in-interest transactions include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.
At December 31, 2007, the Plan held 1,108,650 Common Shares of Lincoln Electric Holdings, Inc., the Plan Sponsor, with a market value of $78,913,707. For the year ended December 31, 2007, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $887,859. At December 31, 2006, the Plan held 1,071,704 Common Shares of Lincoln Electric Holdings, Inc., the Plan Sponsor, with a market value of $64,752,356.
6. Difference between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2007
Net assets available for benefits per financial statements	$265,368,725
Less: Deemed distribution of loans with no post-default payments	(62,917)
Less: Adjustment from contract value to fair value for fully benefit responsive investment contract	(253,319)

Net assets available for benefits per Form 5500	$265,052,489

The deemed distributions of participant loans with no post-default payments are loans that are in default by participants of the Plan. While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan as these loans are collateralized by participant funds.
The fully benefit responsive contract was adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contract will be stated at fair value.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
The Plan’s investments in the Company’s stock are exposed to market risk in the event of a significant decline in the value of Lincoln Electric Holdings, Inc. Common Shares. Participants assume all risk in connection with any decrease in the market price of any investment.
8. New Accounting Pronouncements
In September 2006, the FASB issued SFAS 157 “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. In February 2008, the FASB amended SFAS 157 to exclude SFAS 13, “Accounting for Leases.” In addition, the FASB delayed the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Plan adopted the provisions of SFAS 157 related to its financial assets and liabilities on January 1, 2008.
In December 2005, the FASB issued FASB Staff Position AAG Inv-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP) which (a) describes the limited circumstances in which the net assets of an investment company (also referred to hereinafter as a fund) shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds and (b) provides a definition of a fully benefit-responsive investment contract. This FSP also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. The FSP became effective for financial statements for annual periods after December 31, 2006 and was adopted by the Plan.

The Lincoln Electric Company

Employee Savings Plan
EIN: 34-0359955      Plan Number: 005
Form 5500, Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2007

	Description of
	Investment Including
	Maturity Date, Rate of
	Interest, Collateral,
Identity of Issue, Borrower, Lessor, or Similar Party	Par or Maturity Value	Current Value
Cash, interest bearing		$3,129,918

Common/Collective Trust:
Fidelity Managed Income Portfolio*	21,888,713 units	21,888,713

Units of registered investment companies:
Fidelity Diversified International Fund*	675,685 units	26,959,831
Dodge & Cox Balanced Fund	290,465 units	23,527,642
Fidelity Blue Chip Growth Fund*	452,559 units	19,939,745
Spartan US Equity Index Fund	311,258 units	16,154,296
Artisan Mid Cap Fund	440,125 units	13,617,477
Neuberger Berman Genesis Trust Fund	273,121 units	13,459,412
American EuroPacific Growth Fund	262,347 units	13,345,585
Janus Mid Cap Value Fund	375,755 units	8,428,181
American Washington Mutual Fund	221,046 units	7,433,774
PIMCO Total Return Inst Fund	669,915 units	7,161,394
Vanguard Target Retirement 2010 Fund	30,033 units	692,563
Vanguard Target Retirement 2025 Fund	48,924 units	671,233
Vanguard Target Retirement 2030 Fund	20,396 units	486,646
Vanguard Target Retirement 2020 Fund	17,889 units	419,860
Vanguard Target Retirement 2015 Fund	28,414 units	371,085
Vanguard Target Retirement 2045 Fund	20,493 units	309,244
Vanguard Target Retirement 2035 Fund	20,022 units	292,724
Vanguard Target Retirement 2040 Fund	10,075 units	239,477
Vanguard Target Retirement Income Fund	13,637 units	151,784
Vanguard Target Retirement 2050 Fund	5,060 units	120,737

		153,782,690
Common stock:
Lincoln Electric Holdings, Inc.*	1,108,650 Common Shares	78,913,707

Participant loans*	Loans maturing at various dates through January 10, 2023 and bearing interest at rates ranging from 4.25% to 10.5%	7,096,863

		$264,811,891

*	Indicates party-in-interest to the Plan.

Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company Employee Savings Plan

By:	The Lincoln Electric Company,
Plan Administrator

By:	/S/ Vincent K. Petrella Vincent K. Petrella
Senior Vice President,
Chief Financial Officer and Treasurer

Date: June 30, 2008